

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

<u>Via e-mail</u>

Edward K. Aldag, Jr.
Chief Executive Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242

>   **Re: Medical Properties Trust, Inc.**
>   **Schedule TO-I**
>   **Filed on June 15, 2011**
>   **File No. 005-80883**

Dear Mr. Aldag:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   The formula you have described does not necessarily correspond with prior no-action relief or other interpretive positions that may exist with respect to an issuer's ability to comply with Item 1004(a)(1)(ii) of Regulation M-A and Rule 14e-1(b). For example, it is not clear the extent to which the subject securities trade at prices that are directly related to the trading price of your common stock. Please advise us of the basis upon which you concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). In addition, please confirm, if true, that you would not consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed.

2.	Please clarify throughout the document that the VWAP is of your common stock.

3.	Please add the operating partnership as an offeror, or advise why you believe that this is not appropriate. Refer to General Instruction K(1) of Schedule TO.

Conditions to the Tender Offer, page 12

4.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the notes for exchange. Please revise the language accordingly.

5.	We refer to the disclosure in the next to last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

6.	We note your statement, here and elsewhere in your offering documents, that you may terminate the offer for any reason in your sole discretion. If the offer may be terminated for any reason, the Commission believes that the offer would be illusory. See SEC Release No. 34-43069 (July 24, 2000). Please revise, here and elsewhere in your offering documents.

Compliance with "Short Tendering" Rule, page 17

7.	Please advise why you have included this section.

Other Matters, page 18

8.	You state that holders will be deemed to have released you, the operating partnership and your respective affiliates from any and all claims that holders may have arising out of or relating to the notes validly tendered and not withdrawn and accepted for purchase by you. Please revise this statement in light of Section 29(a) of the Exchange Act. Similar language appears in your letter of transmittal.

Acceptance of Notes for Purchase; Payment for Notes, page 19

9.   You state that you will accept tenders of notes only in principal amounts equal to $1,000 or integral multiples thereof. Please advise how you determined that it was appropriate to exclude holders of notes in principal amounts less than $1,000, or confirm that there cannot be any such holders. See Rule 13e-4(f)(8)(i) and (ii).

Miscellaneous, page 31

10.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34 58597 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Yoel Kranz, Esq.
        Goodwin Procter LLP